Exhibit 99.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares of China Southern Airlines Company Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

(1) PROPOSED SPIN-OFF AND LISTING OF NON-WHOLLY OWNED SUBSIDIARY;

(2) UNRECOVERED LOSSES AMOUNTING TO ONE-THIRD OF THE TOTAL PAID-UP SHARE CAPITAL;

(3) PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION;

AND

(4) NOTICE OF THE EGM

A letter from the Board is set out on pages 3 to 42 of this circular.

Notice of the EGM to be held at No. 3301 Conference Room, 33/F, China Southern Air Building, No. 68 Qixin Road, Baiyun District, Guangzhou, Guangdong Province, the PRC at 9:00 a.m. on Friday, 19 May 2023 is set out on pages EGM-1 to EGM-3 of this circular. Whether or not you intend to be present at the EGM or any adjournment thereof, you are requested to complete the accompanying form of proxy in accordance with the instructions printed thereon and return the same to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong (in case of holders of H shares) or the principal office of the Company in the PRC at No. 68 Qixin Road, Baiyun District, Guangzhou, Guangdong Province, PRC 510403 (in case of holders of A shares), no later than 24 hours before the time fixed for holding the EGM or any adjournment thereof. Completion and return of the form of proxy will not prevent you from attending and voting at the EGM or any adjournment thereof if you so wish.

4 April 2023

CONTENTS

page
DEFINITION	1

LETTER FROM THE BOARD	3

NOTICE OF THE EGM	EGM-1

- i -

DEFINITION

In this circular, unless the context otherwise requires, the following terms have the following meanings:

“A Share(s)”	A share(s) with a nominal value of RMB1.00 each in the share capital of the Company

“Articles of Association”	the articles of association of the Company, as amended from time to time

“Air China Cargo”	Air China Cargo Company Limited

“Board”	the board of Directors

“China” or “PRC”	the People’s Republic of China (other than, for the purpose of this circular only, Hong Kong, Macau and Taiwan)

“China Southern Air Logistics”	China Southern Air Logistics Company Limited, a joint stock limited company incorporated in the PRC, and a non-wholly owned subsidiary of the Company

“Company Law”	the Company Law of the People’s Republic of China

“Company”, “China Southern Airlines”	China Southern Airlines Company Limited, a joint stock limited company incorporated in the PRC

“CSAH”	China Southern Air Holding Company Limited

“CSRC”	China Securities Regulatory Commission

“Directors”	the directors of the Company

“Eastern Air Logistics”	Eastern Air Logistics Company Limited

“EGM”	the first extraordinary general meeting of 2023 of the Company to be held at 9:00 a.m. on Friday, 19 May 2023

“H Share(s)”	H share(s) with a nominal value of RMB1.00 each in the share capital of the Company

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“KPMG Huazhen”	KPMG Huazhen LLP

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

DEFINITION

“Proposed Amendments”	the proposed amendments to the Articles of Association

“Rules on the Spin-off”	Rules on the Spin-off of Listed Companies (Trial)

“RMB”	Renminbi, the lawful currency of the PRC

“SASAC”	State-owned Assets Supervision and Administration Commission of the State Council

“Securities Law”	the Securities Law of the People’s Republic of China

“Share(s)”	collectively, A Shares and H Shares

“Shareholder(s)”	the shareholder(s) of the Company

“Spin-off” or “Spin-off and Listing”	the proposed initial public offering of China Southern Air Logistics’ RMB ordinary shares to the public and the proposed listing of China Southern Air Logistics on the main board of the SSE upon completion of the issuance

“SSE”	the Shanghai Stock Exchange

“State Council”	the State Council of the People’s Republic of China

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

LETTER FROM THE BOARD

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

Directors:	Registered address:
Executive Directors:	Unit 301, 3/F, Office Tower
Ma Xu Lun (Chairman of the Board)	Guanhao Science Park Phase I
Han Wen Sheng (Vice Chairman of the Board and President)	12 Yuyan Street, Huangpu District
Luo Lai Jun	Guangzhou, Guangdong Province
PRC 510530

Independent non-executive Directors:
Liu Chang Le
Gu Hui Zhong
Guo Wei
Cai Hong Ping

Supervisors:
Ren Ji Dong (Chairman of the Supervisory Committee)
Lin Xiao Chun
Yang Bin

4 April 2023

To the Shareholders

Dear Sir or Madam,

(1) PROPOSED SPIN-OFF AND LISTING OF NON-WHOLLY OWNED SUBSIDIARY;

(2) UNRECOVERED LOSSES AMOUNTING TO ONE-THIRD OF THE TOTAL PAID-UP SHARE CAPITAL;

(3) PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION;

AND

(4) NOTICE OF THE EGM

INTRODUCTION

References are made to the Company’s (i) announcement dated 30 November 2022 in relation to the proposed preparation for the listing of China Southern Air Logistics, a non-wholly owned subsidiary of the Company, on the stock exchange in the PRC, and announcement dated 28 March 2023 in relation to the Company’s proposed spin-off of China Southern Air Logistics for listing on the SSE; (ii) announcement dated 28 March 2023 in relation to the Company’s unrecovered losses amounting to one-third of the total paid-up share capital; and (iii) announcement dated 28 March 2023 in relation to the Proposed Amendments.

LETTER FROM THE BOARD

The purpose of this circular is to provide you with information regarding, among other things, (i) the Spin-off and Listing; (ii) the Company’s unrecovered losses amounting to one-third of the total paid-up share capital; (iii) the Proposed Amendments; and (iv) the notice of the EGM.

THE SPIN-OFF

The Spin-off has been considered and approved by the thirteenth meeting of the ninth session of the Board held on 28 March 2023. The independent non-executive Directors have conducted pre-approval and expressed their independent consent opinion in respect of the relevant resolutions set out below.

China Southern Air Logistics, a non-wholly owned subsidiary of the Company, intended to conduct an initial public offering of RMB ordinary shares to the public and seek for listing on the main board of the SSE upon completion of the issuance. The Spin-off and Listing does not involve the Company’s issuance of shares, nor does it affect the Company’s shareholding structure.

The resolutions in relation to the Spin-off and Listing are as follows:

I.	Resolution Regarding the Plan on the Spin-off and Listing of the Company’s Subsidiary China Southern Air Logistics Company Limited on the Main Board of the Shanghai Stock Exchange

China Southern Air Logistics, a subsidiary of the Company, intended to conduct an initial public offering of RMB ordinary shares to the public and seek for listing on the main board of the SSE. The preliminary issuance plan related to the Spin-off and Listing is as follows:

(I)	Place of listing:	Main board of the SSE.

(II)	Types of shares to be issued:	RMB ordinary shares (A shares) to be listed in the PRC.

(III)	Par value of shares:	RMB1.00.

(IV)	Target subscribers:	Strategic investors and price inquiry parties that conform to the relevant qualification requirements of the CSRC and other regulatory authorities, and natural persons, legal persons and other institutional investors that have opened securities accounts for A shares on the SSE (other than those prohibited by laws, regulations, rules and regulatory documents of the PRC).

(V)	Time of issuance and listing:	China Southern Air Logistics will choose an appropriate time for issuance after the approval from the SSE and the approval for registration by the CSRC. The specific date of issuance will be determined by the board of directors of China Southern Air Logistics as authorised by the general meeting of China Southern Air Logistics after the approval from the SSE and the approval for registration by the CSRC.

LETTER FROM THE BOARD

(VI)	Method of issuance:	By a combination of offline placing and online capital subscription or other issuance methods recognised by the CSRC and the SSE.

(VII)	Size of issuance:	The final number of shares to be issued will be negotiated and determined between the board of directors of China Southern Air Logistics as authorized by the general meeting of China Southern Air Logistics and the lead underwriter(s) in accordance with the requirements of relevant regulatory authorities, actual conditions of the securities market, the number of share capital before the issuance and the capital demand of the fund-raising project etc.

(VIII)	Pricing method:	the issuance price will be determined by preliminarily inquiring price from price inquiry parties and negotiating by the Company with the lead underwriter(s) based on the preliminary price inquiry results, or by other methods as recognised by the regulatory authorities at the time.

(IX)	Other matters relating to the issuance:	China Southern Air Logistics will further confirm and adjust the strategic placing, use of proceeds, method of underwriting, over-allotment option (if any) and other matters related to the Spin-off and Listing based on the implementation of the Spin-off and Listing plan, market conditions, policy adjustment and the opinions of regulatory authorities.

II.	Resolution Regarding the Proposal on the Spin-off and Listing of the Company’s Subsidiary China Southern Air Logistics Company Limited on the Main Board of the Shanghai Stock Exchange

The Company formulates the Proposal on the Spin-off and Listing of the Company’s Subsidiary China Southern Air Logistics Company Limited on the Main Board of the Shanghai Stock Exchange by China Southern Airlines Company Limited in accordance with the Securities Law, Rules on the Spin-off and other relevant laws, regulations and regulatory documents so as to carry out the matters concerning the spin-off and listing of the Company’s subsidiary China Southern Air Logistics on the main board of the SSE. For details of the proposal, please refer to the Proposal on the Spin-off and Listing of the Company’s Subsidiary China Southern Air Logistics Company Limited on the Main Board of the Shanghai Stock Exchange by China Southern Airlines Company Limited disclosed on the websites of the SSE (www.sse.com.cn) and the Company (www.csair.com) on 28 March 2023.

LETTER FROM THE BOARD

III.

Resolution Regarding the Explanation of Compliance of the Spin-off and Listing of the Company’s Subsidiary China Southern Air Logistics Company Limited on the Main Board of the Shanghai Stock Exchange with the Requirements of Relevant Laws and Regulations

The Company proposes to spin off its subsidiary China Southern Air Logistics for listing on the main board of the SSE. In accordance with the requirements of the Company Law, the Securities Law, the Rules on the Spin-off and other laws, regulations and regulatory documents, the Company concluded that from the beginning of 2020 to the end of 2022, the demand of passenger travel has plummeted worldwide, and air passenger transportation has been significantly impacted. The Company actively adjusted its business strategy in a timely manner, downsized some flights, and adjusted its production and operation through various measures such as optimizing capacity allocation, reducing operating costs, and expanding other business revenue channels. Due to the force majeure, however, the Company’s operations have been significantly impacted, resulting in losses. Except for some financial indicators required by the Rules on the Spin-off, the Company has complied with the requirements of the Rules on the Spin-off. However, the adverse impact of the decline in market demand on the Company is short-term, and it is expected that such adverse impact on the Company’s operations will be gradually eliminated as market conditions gradually improve. With reference to the Company’s operating results from 2017 to 2019 that in 2017, 2018 and 2019, the Company achieved net profit attributable to the parent company after deducting non-recurring profit and loss of RMB5.212 billion, RMB2.342 billion and RMB1.951 billion, respectively. The Company’s freight and mail business revenue accounted for 7.26%, 7.10% and 6.34% of the main business revenue, respectively. The Company has strong profitability at normal historical levels, and the freight and mail business is not the biggest contributor to the source of income and profit of the Company, and its share is relatively low. The Spin-off is feasible with details as follows:

(I)	The shares of the listed company have been listed in the PRC for over three years

The Company’s shares have been listed on the main board of the SSE since 2003, which complies with the requirement of “the shares of the listed company have been listed in the PRC for over three years”.

(II)

The listed company has been profitable consecutively in the last three accounting years; the cumulative net profit attributable to shareholders of the listed company in the last three accounting years shall not be less than RMB600 million after deducting the net profit of the proposed spun-off subsidiary according to its equity (net profit shall be calculated as the lower before or after deducting the non-recurring profit and loss)

KPMG Huazhen has issued audit reports (KPMG Huazhen Shen Zi No. 2102395, KPMG Huazhen Shen Zi No. 2203443 and KPMG Huazhen Shen Zi No. 2303752) on the Company’s financial statements for 2020, 2021 and 2022. According to the Company’s audited financial data, the net profit attributable to shareholders of the listed company as realised by the Company in 2020, 2021 and 2022 (the lower of net profit before or after deducting the non-recurring profit and loss) was RMB-11.658 billion, RMB-12.630 billion and RMB-34.028 billion, respectively.

LETTER FROM THE BOARD

According to the financial data of China Southern Air Logistics that has not been audited for issuance and listing, the net profit of China Southern Air Logistics attributable to shareholders of the parent company after deducting non-recurring profit and loss in 2020, 2021 and 2022 was RMB3.931 billion, RMB5.617 billion and RMB4.636 billion, respectively. The Company’s share of net profit attributable to the parent company after deducting the non-recurring profit and loss after deducting the net profit of China Southern Air Logistics in accordance with its proportionate equity was RMB-15.589 billion, RMB-15.719 billion and RMB-36.578 billion, respectively.

LETTER FROM THE BOARD

The Company’s financial results from 2020 to 2022 are as follows:

Unit: RMB100 million

Item	Calculation formula	For the year ended 31 December,
		2020	2021	2022
I. Net profit of China Southern Airlines attributable to the Shareholders
Net profit of China Southern Airlines attributable to the parent company shareholders	A	-108.42	-121.03	-326.82
Net profit of China Southern Airlines attributable to the parent company shareholders (after deducting the non-recurring profit and loss)	B	-116.58	-126.30	-340.28
II. Net profit of China Southern Air Logistics attributable to the parent company
Net profit of China Southern Air Logistics attributable to the parent company shareholders	C	40.04	56.35	46.48
Net profit of China Southern Air Logistics attributable to the parent company shareholders (after deducting the non-recurring profit and loss)	D.	39.31	56.17	46.36
III. China Southern Airlines’ share of the net profit of China Southern Air Logistics in accordance with its proportionate equity
Proportion of shares held by China Southern Airlines in China Southern Air Logistics	E.	100%	55%	55%
China Southern Airlines’ share of net profit of China Southern Air Logistics in accordance with its proportionate equity	F=C*E	40.04	30.99	25.56
China Southern Airlines’ share of net profit of China Southern Air Logistics in accordance with its proportionate equity (after deducting the non-recurring profit and loss)	G=D*E	39.31	30.89	25.50
IV. Net profit of China Southern Airlines attributable to the parent company shareholders after deducting the net profit of China Southern Air Logistics in accordance with its proportionate equity
Net profit of China Southern Airlines attributable to the parent company shareholders after deducting the net profit of China Southern Air Logistics in accordance with its proportionate equity	H=A-F	-148.46	-152.02	-352.38
Net profit of China Southern Airlines attributable to the parent company shareholders after deducting the net profit of China Southern Air Logistics in accordance with its proportionate equity (after deducting the non-recurring profit and loss)	I=B-G	-155.89	-157.19	-365.78
Sum of the cumulative net profits of China Southern Airlines attributable to the parent company shareholders after deducting the net profit of China Southern Air Logistics in accordance with its proportionate equity in the past three years (the lower of net profit before or after deducting the non-recurring profit and loss)	J (the cumulative sum of the lower of H and I for three years)	-678.86

LETTER FROM THE BOARD

As mentioned above, the Company’s operations have been adversely impacted. The annual passenger turnover in 2020, 2021 and 2022 decreased by 46%, 47% and 64% respectively as compared with 2019, resulting in losses. However, the main reason for these decreases is the force majeure of the short-term decline in market demand, but not the Company’s own reasons such as poor management or market environment factors such as the industry itself having no sustainable development. On the contrary, the Company and China Southern Air Logistics have good corporate governance capabilities as well as market development and business operations capabilities. At the same time, the industry where the Company operates is related to the national economy and people’s livelihood, and is a key strategic industry encouraged by national policies and with sustainable development. The Company’s current loss is temporary, short-term and not sustainable. It is expected that the adverse impact on the Company’s operations will be gradually eliminated as market conditions gradually improve.

Therefore, the Company’s financial data for the period from 2020 to 2022 cannot objectively reflect the proportion of the Company and the proposed spun-off subsidiary China Southern Air Logistics under normal circumstances. Therefore, this time the Company has also referred to the operating results from 2017 to 2019, and simulated and calculated the proportion of the proposed spun-off subsidiary in the overall net profit attributable to the parent company in normal years. The specific calculation assumptions and process are as follows:

1.

From 2017 to 2019, the Company’s freight and mail business revenue was RMB9.082 billion, RMB10.026 billion and RMB9.615 billion respectively, accounting for 7.26%, 7.10% and 6.34% of the main business revenue respectively, and net profit attributable to the parent company was RMB5.914 billion, RMB2.983 billion, and RMB2.651 billion respectively. The Company’s net profit attributable to the parent company after deducting the non-recurring profit and loss was RMB5.212 billion, RMB2.342 billion and RMB1.951 billion.

2.

As China Southern Air Logistics is the main operator of the Company’s air cargo business, and the Company’s cargo and mail revenue from 2017 to 2019 can be taken as the best estimate of China Southern Air Logistics’ operating revenue.

3.

Considering that there is no significant difference between China Southern Air Logistics and Eastern Air Logistics and Air China Cargo, being comparable companies in the industry, in terms of industry status and business scale etc, it is reasonable to predict that the three companies should be relatively close in terms of profitability. Out of the principle of prudence, the Company chose to refer to the maximum net profit margin attributable to the parent company of Eastern Air Logistics and Air China Cargo, being comparable companies in the industry, for each year from 2017 to 2019, as the estimated net profit margin attributable to the parent company of China Southern Air Logistics for each period from 2017 to 2019, and simulated and calculated the net profit attributable to the parent company of China Southern Air Logistics from 2017 to 2019 by multiplying the above selected net profit margin attributable to the parent company by the Company’s freight and mail business revenue for that year. After deducting its share of the net profit of China Southern Air Logistics in accordance with its proportionate equity, the Company can simulate and calculate the net profit attributable to the shareholders of the Company.

LETTER FROM THE BOARD

4.

With reference to the maximum net profit margin attributable to the parent company after deducting the non-recurring profit and loss of Eastern Air Logistics and Air China Cargo, being comparable companies in the industry, for each period from 2017 to 2019, as the estimated net profit margin attributable to the parent company after deducting the non-recurring profit and loss of China Southern Air Logistics for each year from 2017 to 2019, it simulated and calculated the net profit attributable to the parent company after deducting the non-recurring profit and loss of China Southern Air Logistics from 2017 to 2019 by multiplying the above selected net profit margin by the Company’s freight and mail business revenue for that year.

The net profit margins attributable to the parent company of Air China Cargo and Eastern Air Logistics from 2017 to 2019 are as follows:

	For the year ended 31 December,
Item	2017	2018	2019
Net profit margin attributable to the parent company of Air China Cargo	Undisclosed	Undisclosed	3.85%
Net profit margin attributable to the parent company of Eastern Air Logistics	8.94%	9.22%	7.00%
Finally selected simulated net profit margin attributable to the parent company	8.94%	9.22%	7.00%

Note:	The above data are extracted from the first draft prospectuses of Eastern Air Logistics and Air China Cargo

The net profit margins attributable to the parent company after deducting the non-recurring profit and loss of Air China Cargo and Eastern Air Logistics from 2017 to 2019 are as follows:

Item	2017	2018	2019
Net profit margin attributable to the parent company after deducting the non-recurring profit and loss of Air China Cargo	Undisclosed	Undisclosed	3.26%
Net profit margin attributable to the parent company after deducting the non-recurring profit and loss of Eastern Air Logistics	6.39%	8.67%	6.53%
Finally selected simulated net profit margin attributable to the parent company after deducting the non-recurring profit and loss	6.39%	8.67%	6.53%

Note:	The above data are extracted from the first draft prospectuses of Eastern Air Logistics and Air China Cargo

LETTER FROM THE BOARD

According to the above calculation ideas, the simulated net profit attributable to the parent company and net profit attributable to the parent company after deducting the non-recurring profit and loss of Logistics Company from 2017 to 2019 is as follows:

Unit: RMB100 million

	For the year ended 31 December,
Item	2017	2018	2019
Company’s freight and mail revenue	90.82	100.26	96.15
China Southern Air Logistics’s simulated net profit margin attributable to the parent company	8.94%	9.22%	7.00%
China Southern Air Logistics’s simulated net profit attributable to the parent company	8.12	9.24	6.73
China Southern Air Logistics’s simulated net profit margin attributable to the parent company after deducting the non-recurring profit and loss	6.39%	8.67%	6.53%
China Southern Air Logistics’s simulated net profit attributable to the parent company after deducting the non-recurring profit and loss	5.80	8.69	6.28

LETTER FROM THE BOARD

According to the above calculation ideas, the Company’s financial conditions from 2017 to 2019 are as follows:

Unit: RMB100 million

Item	Calculation formula	For the year ended 31 December,
		2017	2018	2019
I. Net profit of China Southern Airlines attributable to shareholders of the listed company
Net profit of China Southern Airlines attributable to the parent company shareholders	A	59.14	29.83	26.51
Net profit of China Southern Airlines attributable to the parent company shareholders (after deducting the non-recurring profit and loss)	B	52.12	23.42	19.51
II. Net profit of China Southern Air Logistics attributable to the parent company
Net profit of China Southern Air Logistics attributable to the parent company shareholders	C	8.12	9.24	6.73
Net profit of China Southern Air Logistics attributable to the parent company shareholders (after deducting the non-recurring profit and loss)	D.	5.80	8.69	6.28
III. China Southern Airlines’ share of net profit of China Southern Air Logistics in accordance with its proportionate equity
Proportion of shares held by China Southern Airlines in China Southern Air Logistics	E.	100%	100%	100%
China Southern Airlines’ share of net profit of China Southern Air Logistics in accordance with its proportionate equity	F=C*E	8.12	9.24	6.73
China Southern Airlines’ share of net profit of China Southern Air Logistics in accordance with its proportionate equity (after deducting the non-recurring profit and loss)	G=D*E	5.80	8.69	6.28
IV. China Southern Airlines’ net profit attributable to the parent company shareholders after deducting the net profit of China Southern Air Logistics in accordance with its proportionate equity
China Southern Airlines’ net profit attributable to the parent company shareholders after deducting the net profit of China Southern Air Logistics in accordance with its proportionate equity	H=A-F	51.02	20.59	19.78
China Southern Airlines’ net profit attributable to the parent company shareholders after deducting the net profit of China Southern Air Logistics in accordance with its proportionate equity (after deducting the non-recurring profit and loss)	I=B-G	46.32	14.73	13.23
Sum of the cumulative net profits of China Southern Airlines attributable to the parent company shareholders after deducting the net profit of China Southern Air Logistics in accordance with its proportionate equity from 2017 to 2019 (the lower of net profit before or after deducting the non-recurring profit and loss)	J (the cumulative sum of the lower of H and I for three years)		74.28

LETTER FROM THE BOARD

According to the above calculation results, the net profit attributable to shareholders of the Company, after deducting its share of the net profit of China Southern Air Logistics in accordance with its proportionate equity from 2017 to 2019 (the lower of net profit before or after deducting the non-recurring profit and loss), can satisfy the requirement of no less than RMB600 million cumulatively.

Based on the net profit attributable to shareholders of the Company after deducting the net profit of China Southern Airlines in 2019 in accordance with its proportionate equity (the lower of net profit before or after deducting the non-recurring profit and loss), assuming that the Company’s business growth and the interference of force majeure of the decline in market demand etc is excluded, it is conservatively estimated that the Company’s net profit attributable to shareholders of the Company after deducting the net profit of China Southern Air Logistics in accordance with its proportionate equity from 2020 to 2022 under the normal state (the lower of net profit before or after deducting the non-recurring profit and loss) can meet the requirement of not less than RMB600 million cumulatively.

(III)

In the consolidated statements of the listed company for the last accounting year, the net profit of the proposed spun-off subsidiary that the listed company is entitled to according to its equity shall not exceed 50% of the net profit attributable to shareholders of the listed company; in the consolidated statements of the listed company for the last accounting year, the net asset of the proposed spun-off subsidiary that the listed company is entitled to according to its equity shall not exceed 30% of the net asset attributable to shareholders of the listed company

1.	Indicator for net profit

Due to the force majeure of the decline in market demand, the Company has experienced losses in recent years. However, the adverse impact of the decline in market demand on the Company is short-term, and it is expected that such adverse impact on the Company’s operations will be gradually eliminated as market conditions gradually improve.

As stated under “(II) The listed company has been profitable consecutively in the last three accounting years; the cumulative net profit attributable to shareholders of the listed company in the last three accounting years shall not be less than RMB600 million after deducting the net profit of the proposed spin-off subsidiary according to its equity (net profit shall be calculated as the lower before or after deducting the non-recurring profit and loss)” in this resolution, with reference to the simulation and calculation of the Company’s net profit attributable to the parent company shareholders from 2017 to 2019 above, the net profit of the Company’s freight and mail business from 2017 to 2019 (the lower of net profit before or after deducting the non-recurring profit and loss), simulated out of the principle of prudence, accounted for 11.13%, 37.12% and 32.18% of the Company’s net profit attributable to the parent company shareholders (the lower of net profit before or after deducting the non-recurring profit and loss) respectively, none of which exceeded 50%. From 2017 to 2019, the average simulated net profit of the Company’s freight and mail business (the lower of net profit before or after deducting the non-recurring profit and loss) was RMB692 million, and the Company’s overall annual average net profit attributable to the parent company shareholders (the lower of net profit before or after deducting the non-recurring profit and loss) was RMB3.169 billion, accounting for only 21.86% and still not exceeding 50%. Therefore, under normal operating conditions, the proportion of net profit attributable to the parent company shareholders in the cargo and mail business can meet the requirement of no more than 50%.

LETTER FROM THE BOARD

2.	Indicator for net asset

As at the end of 2022, the Company’s net asset attributable to its shareholders was approximately RMB41.057 billion; according to the unaudited financial data of China Southern Air Logistics, the net asset of China Southern Air Logistics attributable to the parent company shareholders were approximately RMB13.146 billion at the end of 2022. In the Company’s 2022 consolidated statements, the net asset of China Southern Air Logistics at the end of 2022 that the Company is entitled to according to its equity as a proportion of the net asset attributable to the listed company shareholders was as follows:

Unit: RMB100 million

Item	Calculation formula	For the year ended 31 December, 2022
Net asset of China Southern Airlines attributable to the parent company shareholders	A	410.57
Net asset of China Southern Air Logistics attributable to the parent company shareholders	B	131.46
Net asset of China Southern Air Logistics attributable to the parent company that China Southern Airlines is entitled to according to its equity	C=B*55%	72.30
Proportion	D=C/A	17.61%

Therefore, in the consolidated statements of the Company for the last accounting year, the net asset of China Southern Air Logistics that the Company is entitled to according to its equity accounted for 17.61% of the Company’s net asset attributable to the parent company, which was relatively low and did not exceed 30%.

LETTER FROM THE BOARD

(IV)

A listed company may not be spun off if one of the following circumstances exists: 1. The funds or assets are embezzled by the controlling shareholders, actual controllers or their related parties, or listed company’s interests are materially prejudiced by its controlling shareholders, actual controllers or their related parties. 2. The listed company or its controlling shareholders or actual controllers have received administrative penalty from the CSRC in the last 36 months. 3. The listed company or its controlling shareholders or actual controllers have been publicly reprimanded by any stock exchange in the last 12 months. 4. The financial accounting reports of the listed company for the last year or period were issued by certified public accountants with a qualified, an adverse opinion or an unexpressed opinion. 5. The aggregate shares of the proposed spun-off subsidiary held by the directors, senior management personnel of the listed company and their related parties exceed 10% of the total share capital of the subsidiary before the spin-off and listing, except for the indirect ownership by directors, senior management personnel and their related parties through the listed company

The funds or assets of the Company are not embezzled by the controlling shareholders, actual controllers or their related parties for non-operational purposes, and no Company’s interests are materially prejudiced by its controlling shareholders, actual controllers or their related parties.

The Company and its controlling shareholders or actual controllers have not received any administrative penalty from the CSRC in the last 36 months; the Company and its controlling shareholders or actual controllers have not been publicly reprimanded by any stock exchange in the last 12 months.

The Audit Report (KPMG Huazhen Shen Zi No. 2303752) issued by KPMG Huazhen for the Company’s 2022 financial statements is a standard unqualified audit report. There is no circumstance that financial accounting reports of the Company for the last year or period were issued by certified public accountants with a qualified, an adverse opinion or an unexpressed opinion.

The Company’s Directors, senior management personnel and their related parties do not hold shares in China Southern Air Logistics.

LETTER FROM THE BOARD

(V)

If one of the following circumstances exists in the subsidiary of a listed company, the listed company may not be spun off: 1. The principal businesses or assets are invested with the proceeds of the listed company from its share issuance and fund raising in the last three accounting years, unless the total amount of raised fund used by such subsidiary in the last three accounting years does not exceed 10% of its net assets. 2. The principal businesses or assets are purchased by the listed company through major asset restructuring in the last three accounting years. 3. The principal businesses or assets are the principal businesses and assets of the listed company at the time of its initial public offering and listing. 4. Mainly engaged in financial business. 5. The aggregate shares of the proposed spun-off subsidiary held by the directors, senior management personnel and their related parties exceed 30% of the total share capital of the subsidiary before the spin-off and listing, except for the indirect ownership held by directors, senior management personnel and their related parties through the listed company

The issuance of shares by the Company and investment of the proceeds in the last three accounting years are as follows:

Date	Method of financing	Investment of proceeds

April 2020	Non-public offering	For the replenishment of general working capital of the
	of H Shares	Company

June 2020	Non-public offering	For the introduction of 31 aircrafts and repayment of
	of A Shares	Company’s borrowings

October 2020	Public offering of A Shares convertible corporate bonds	1.	For the purchase of aircrafts and aviation equipment and maintenance

		2.	For the introduction of spare engines

		3.	For the replenishment of working capital

August 2022	Non-public offering	For the replenishment of general working capital of the
	of H Shares	Company

November 2022	Non-public offering	For the replenishment of working capital
of A Shares

The proceeds from the non-public offering of A Shares by the listed company in 2020 are planned to be used for the introduction of 31 aircrafts, and the proceeds from the public offering of A Shares convertible corporate bonds in 2020 are planned to be used for the introduction of 11 aircrafts. The aforementioned 42 aircrafts are all passenger aircrafts, and the implementation entities do not involve China Southern Air Logistics. Therefore, the main business or assets of China Southern Air Logistics do not belong to the businesses and assets invested by the Company through issuance of shares and raising of funds in the last three accounting years.

The Company has not undergone major asset restructuring in the last three accounting years, and China Southern Air Logistics does not belong to the businesses and assets purchased by the Company through major asset restructuring in the last three accounting years.

LETTER FROM THE BOARD

The main business of the Company at the time of its initial public offering and listing is air passenger transportation, and China Southern Air Logistics is not the main businesses or assets of the Company at the time of its initial public offering and listing.

The main business of China Southern Air Logistics is integrated aviation logistics services, and does not involve in financial business.

The aggregate shareholding held by the directors, senior management personnel of China Southern Air Logistics and their related parties does not exceed 30% of the total share capital of China Southern Air Logistics before the Spin-off and Listing.

(VI)

The spin-off of a listed company shall fully explain and disclose with respect to the following matters: 1. The spin-off is beneficial to the listed company to highlight its principal business and enhance its independence. 2. After the spin-off, both the listed company and the proposed spun-off subsidiary are in compliance with the regulatory requirements for horizontal competition and related party transactions of the CSRC and the stock exchange. There is no horizontal competition between the listed company and the proposed spun-off subsidiary that will be listed overseas after the spin-off. 3. After the spin-off, the listed company and proposed spun-off subsidiary are independent of each other in terms of assets, financial and institutional aspects. There is no cross appointment of senior management and financial personnel. 4. After the spin-off, there are no other serious deficiencies in terms of independence between the listed company and proposed spun-off subsidiary

1.	The Spin-off is beneficial to highlighting the principal business of the Company and enhance its independence

The Company’s main business is to operate domestic, international and regional business for air transportation of passenger, cargo, mail and luggage, aircraft maintenance, agency business among domestic and foreign airlines, etc. As at 31 December 2022, the Company is the airline with the most transport aircrafts, the most developed route network, and the largest annual passenger volume in China. China Southern Air Logistics is mainly engaged in air cargo transportation business related to aviation logistics, modern warehousing services and comprehensive supply chain solutions business, which is different from the Company’s main business.

After the Spin-off and Listing, the Company and its other subsidiaries (other than China Southern Air Logistics and its subsidiaries) will continue to focus on developing businesses other than air cargo transportation business, modern warehousing services and comprehensive supply chain solutions business, highlighting the Company’s advantages in air passenger transport and other main businesses, so as to further enhance the Company’s independence.

LETTER FROM THE BOARD

2.

The Spin-off does not involve overseas listing; after the Spin-off, both the listed company and the proposed spun-off subsidiary are in compliance with the regulatory requirements for horizontal competition and related party transactions of the CSRC and the stock exchange

(1)	Horizontal competition

After the Spin-off, China Southern Airlines is based on passenger transport while China Southern Air Logistics is based on cargo transport. They have different customer groups, service scenarios and business personnel structures, and their business sectors maintain a high degree of independence, with a clear distinction in their main business. Therefore, after the Spin-off, there will be no horizontal competition between the Company and China Southern Air Logistics that will have a material adverse effect on China Southern Air Logistics.

To avoid horizontal competitions after the Spin-off, the Company has issued the Letter of Undertaking on Avoiding Horizontal Competition as follows:

“(i)

China Southern Air Logistics (including enterprises directly or indirectly controlled by China Southern Air Logistics, the same below) exclusively operates aviation integrated logistics services within the Company (including enterprises directly or indirectly controlled by the Company other than China Southern Air Logistics and its controlled enterprises, the same below), and is the only platform engaged in aviation integrated logistics services within the Company. There is currently no horizontal competition between the Company and China Southern Air Logistics that has a material adverse effect on China Southern Air Logistics.

(ii)

During the period when the Company is the controlling shareholder of China Southern Air Logistics, the Company will not, alone or with others, directly or indirectly, engage in business or activities that constitute or may constitute horizontal competition with significant adverse effects on China Southern Air Logistics in any form (including but not limited to investment, merger, joint operation, joint venture, cooperation, partnership, contracting or leasing operation, stock purchase) either in the PRC of overseas..

(a)

China Southern Air Logistics exclusively operates aviation integrated logistics services within the Company. If the subject corresponding to the air cargo transport resources that China Southern Air Logistics exclusively operates within the Company will further add air cargo transport resources in the future (including but not limited to newly introduced passenger aircrafts, freighters and newly added routes), the relevant air cargo transport resources will still be exclusively operated by China Southern Air Logistics;

LETTER FROM THE BOARD

(b)

If the Company discovers/acquires any new business opportunity that constitutes or may constitute direct or indirect competition with the main business of China Southern Air Logistics, the Company will, to the extent reasonable practicable, immediately notify China Southern Air Logistics in writing, and endeavor to ensure that the business opportunity is first offered to China Southern Air Logistics on reasonable and fair terms and conditions;

(c)

If third-party entities/securities regulatory authorities find/believe that the business engaged by the Company constitutes or may constitute a competition with material adverse effect on the main business of China Southern Air Logistics in the future, the Company will immediately notify China Southern Air Logistics in writing immediately upon knowledge of the relevant circumstances and to resolve the matter through means recognised by the securities regulatory authorities, including but not limited to, transfer of equity interests, transfer of assets, business peel-off, adjustment of business model, platform closure after movement/ merger, entrusted operation, entrusted management, leasing, contracting, establishment of joint venture etc., to ultimately satisfy the requirement of no horizontal competition between the Company and China Southern Air Logistics that will have a material adverse effect on China Southern Air Logistics.

(iii)

The Company undertakes not to use its position as the controlling shareholder of China Southern Air Logistics to seek improper benefits, not to use its position as the controlling shareholder of China Southern Air Logistics to engage in or participate in activities that are detrimental to the interests of China Southern Air Logistics and other shareholders of China Southern Air Logistics (in particular the small and medium shareholders), and not to use information available or obtained from China Southern Air Logistics to assist any third party to engage in business activities that compete or potentially compete with the principal business of China Southern Air Logistics.

(iv)

If the Company violates the above undertakings, China Southern Air Logistics and other shareholders of China Southern Air Logistics shall have the right to request the Company to regulate its corresponding transaction behaviours, and compensate China Southern Air Logistics the benefits and gains that have been received from the transactions in cash. The Company shall compensate all economic losses suffered by China Southern Air Logistics due to the breach of undertakings.

(v)	This Letter of Undertaking shall come into effect on the date of issuance and shall terminate when the following circumstances occur (whichever is earlier):

LETTER FROM THE BOARD

(a)	According to relevant regulations or rules, the Company is no longer regarded as the controlling shareholder of China Southern Air Logistics; or

(b)	The shares of China Southern Air Logistics are delisted (except temporary suspension of trading in the shares of China Southern Air Logistics for any reason).”

To avoid horizontal competitions after the Spin-off, CSAH has issued the Letter of Undertaking on Avoiding Horizontal Competition as follows:

“(i)

China Southern Air Logistics (including enterprises directly or indirectly controlled by China Southern Air Logistics, the same below) exclusively operates aviation integrated logistics services within the company (including enterprises directly or indirectly controlled by the company other than China Southern Air Logistics and its controlled enterprises, the same below), and is the only platform engaged in aviation integrated logistics services within the company. There is currently no horizontal competition between the company and China Southern Air Logistics that has a material adverse effect on China Southern Air Logistics.

(ii)

During the period when the company is the de facto controller of China Southern Air Logistics, the company will not, alone or with others, directly or indirectly, engage in business or activities that constitute or may constitute a horizontal competition with significant adverse effects on China Southern Air Logistics in any form (including but not limited to investment, merger, joint operation, joint venture, cooperation, partnership, contracting or leasing operation, stock purchase) either in the PRC of overseas.

(a)

China Southern Air Logistics exclusively operates aviation integrated logistics services within the company. If the subject corresponding to the air cargo transport resources that China Southern Air Logistics exclusively operates within the company will further add air cargo transport resources in the future (including but not limited to newly introduced passenger aircrafts, freighters and newly added routes), the relevant air cargo resources will still be exclusively operated by China Southern Air Logistics;

(b)

If the company discovers/acquires any new business opportunity that constitutes or may constitute direct or indirect competition with the main business of China Southern Air Logistics, the company will, to the extent reasonable and practicable, immediately notify China Southern Air Logistics in writing, and endeavor to ensure that the business opportunity is first offered to China Southern Air Logistics on reasonable and fair terms and conditions;

LETTER FROM THE BOARD

(c)

If third-party entities/securities regulatory authorities find/ believe that the business engaged by the company constitutes or may constitute a competition with material adverse effect on the main business of China Southern Air Logistics in the future, the company will immediately notify China Southern Air Logistics in writing immediately upon knowledge of the relevant circumstances and to resolve the matter through means recognised by the securities regulatory authorities, including but not limited to, transfer of equity interests, transfer of assets, business peel-off, adjustment of business model, platform closure after movement/merger, entrusted operation, entrusted management, leasing, contracting, establishment of joint venture etc., to ultimately satisfy the requirement of no horizontal competition between the company and China Southern Air Logistics that will have a material adverse effect on China Southern Air Logistics.

(iii)

The company undertakes not to use its position as the de facto controller of China Southern Air Logistics to seek improper benefits, not to use its position as the de facto controller of China Southern Air Logistics to engage in or participate in activities that are detrimental to the interests of China Southern Air Logistics and other shareholders of China Southern Air Logistics (in particular the small and medium shareholders), and not to use information available or obtained from China Southern Air Logistics to assist any third party to engage in business activities that compete or potentially compete with the principal business of China Southern Air Logistics.

(iv)

If the company violates the above undertakings, China Southern Air Logistics and other shareholders of China Southern Air Logistics shall have the right to request the company to regulate its corresponding transaction behaviours, and compensate China Southern Air Logistics the benefits and gains that have been received from the transactions in cash. The company shall compensate all economic losses suffered by China Southern Air Logistics due to the breach of undertakings.

LETTER FROM THE BOARD

(v)	This Letter of Undertaking shall come into effect on the date of issuance and shall terminate when the following circumstances occur (whichever is earlier):

(a)	According to relevant regulations or rules, the company is no longer regarded as the de facto controller of China Southern Air Logistics; or

(b)	The shares of China Southern Air Logistics are delisted (except temporary suspension of trading in the shares of China Southern Air Logistics for any reason).”

To avoid horizontal competitions after the Spin-off, China Southern Air Logistics has issued the Letter of Undertaking on Avoiding Horizontal Competition as follows:

“(i)	The company (including enterprises directly or indirectly controlled by China Southern Air Logistics, the same below) will continue to engage in aviation integrated logistics services.

(ii)

As at the date of this Letter of Undertaking, there is no horizontal competition between the company and China Southern Airlines Company Limited (“China Southern Airlines”, including enterprises directly or indirectly controlled by China Southern Airlines other than China Southern Air Logistics and its controlled enterprises, the same below), China Southern Air Holding Company Limited (“CSAH”, including enterprises directly or indirectly controlled by CSAH other than China Southern Air Logistics and its controlled enterprises, the same below) that has a material adverse effect on China Southern Air Logistics.

(iii)

This Letter of Undertaking shall come into effect on the date of issuance, and shall terminate when the company’s shares are delisted (except temporary suspension of trading in the shares of China Southern Air Logistics for any reason).”

Therefore, after the Spin-off, the Company and China Southern Air Logistics both meet the regulatory requirements of the CSRC and the stock exchange on horizontal competition.

(2)	Related party transactions

After the Spin-off and Listing, the Company will still maintain its control over China Southern Air Logistics, which will remain a subsidiary of the Company within the scope of the Company’s consolidated statements, and the Company’s related party transactions will not be changed substantially as a result of the Spin-off and Listing.

LETTER FROM THE BOARD

For China Southern Air Logistics, subsequent to the Spin-off and Listing, the Company still remains as the controlling shareholder of China Southern Air Logistics, and the related party transactions between China Southern Air Logistics and the Company will still be included in the annual related party transactions incurred by China Southern Air Logistics. From 2020 to 2022, there were certain amount of related party transactions between China Southern Air Logistics and the Company. Such related party transactions were carried out for practical production and business needs and with reasonable commercial background, and there were no circumstances that materially adversely affected their independence or fairness.

After the Spin-off and Listing, the Company will ensure the compliance, reasonableness, necessity and fairness of the related party transactions taken place between the Company and China Southern Air Logistics and will ensure the independence of the Company and China Southern Air Logistics, and also refrain from taking advantage of the related party transactions to adjust financial indicators and undermine the interests of the Company and China Southern Air Logistics.

In order to reduce and regulate the related party transactions after the Spin-off and Listing, the Company has issued the Letter of Undertaking on Reducing and Regulating the Related Party Transactions as follows:

“(i)

The Company shall exercise and fulfill its rights and obligations as the shareholder of China Southern Air Logistics in good faith, fully respect that China Southern Air Logistics is an independent legal entity, ensure the independent operation and decision-making of China Southern Air Logistics, and procure the directors of China Southern Air Logistics recommended or nominated by the Company, if any, to perform their due obligations of integrity and diligence in accordance with the law. The Company will abstain from voting on related party transactions involving the Company (including enterprises directly or indirectly controlled by the Company other than China Southern Air Logistics and its directly or indirectly controlled enterprises, the same below) at the general meeting of China Southern Air Logistics.

(ii)

The Company undertakes not to occupy or embezzle the funds or assets of China Southern Air Logistics (including enterprises directly or indirectly controlled by China Southern Air Logistics, the same below) by means of loan, debt repayments, advances on behalf of related parties or other means, and does not require China Southern Air Logistics to provide an illegal guarantee for the Company.

LETTER FROM THE BOARD

(iii)

The Company will try to avoid and reduce related party transactions with China Southern Air Logistics; for unavoidable related party transactions, the Company will sign agreements with China Southern Air Logistics in accordance with the law, and perform information disclosure obligations and appropriate approval procedures in accordance with relevant laws, regulations and the Articles of Association, and enter into such transactions in the principle of equity, fairness, and equivalent consideration, instead of using them to adjust financial indicators and prejudice the interests of China Southern Air Logistics and its shareholders.

(iv)

The Company will perform the related party transaction agreements signed with China Southern Air Logistics strictly and in good faith. The Company will not seek any benefits or gains from China Southern Air Logistics that exceed the provisions of these agreements.

(v)

If the Company violates the above undertakings, China Southern Air Logistics and other shareholders of China Southern Air Logistics have the right to request the Company to regulate the corresponding transaction behaviors, and compensate China Southern Air Logistics in cash for the benefits and gains obtained from the transactions. If economic losses are caused to China Southern Air Logistics due to violation of the above undertakings, the Company will compensate China Southern Air Logistics for all losses suffered thereby.

(vi)	This Letter of Undertaking shall come into effect on the date of issuance and shall terminate when the following circumstances occur (whichever is earlier):

(a)	According to relevant regulations or rules, the Company is no longer regarded as the controlling shareholder of China Southern Air Logistics; or

(b)	The shares of China Southern Air Logistics are delisted (except temporary suspension of trading in the shares of China Southern Air Logistics for any reason).”

In order to reduce and regulate the related party transactions after the Spin-off and Listing, CSAH has issued the Letter of Undertaking on Reducing and Regulating the Related Party Transactions as follows:

“(i)

The company shall exercise and fulfill its rights and obligations as the de facto controller of China Southern Air Logistics in good faith, fully respect that China Southern Air Logistics is an independent legal entity, ensure the independent operation and decision-making of China Southern Air Logistics, and procure the directors of China Southern Air Logistics recommended or nominated by the company (including enterprises directly or indirectly controlled by the company other than China Southern Air Logistics and its directly or indirectly controlled enterprises, the same below), if any, to perform their due obligations of integrity and diligence in accordance with the law.

LETTER FROM THE BOARD

(ii)

The company undertakes not to occupy or embezzle the funds or assets of China Southern Air Logistics (including enterprises directly or indirectly controlled by China Southern Air Logistics, the same below) by means of loan, debt repayments, advances on behalf of related parties or other means, and does not require China Southern Air Logistics to provide an illegal guarantee for the company.

(iii)

The company will try to avoid and reduce related party transactions with China Southern Air Logistics; for unavoidable related party transactions, the company will sign agreements with China Southern Air Logistics in accordance with the law, and perform information disclosure obligations and appropriate approval procedures in accordance with relevant laws, regulations and the articles of association, and enter into such transactions in the principle of equity, fairness, and equivalent consideration, instead of using them to adjust financial indicators and prejudice the interests of China Southern Air Logistics and its shareholders.

(iv)

The company will perform the related party transaction agreements signed with China Southern Air Logistics strictly and in good faith. The company will not seek any benefits or gains from China Southern Air Logistics that exceed the provisions of these agreements.

(v)

If the company violates the above undertakings, China Southern Air Logistics and other shareholders of China Southern Air Logistics have the right to request the Company to regulate the corresponding transaction behaviors, and compensate China Southern Air Logistics in cash for the benefits and gains obtained from the transactions. If economic losses are caused to China Southern Air Logistics due to violation of the above undertakings, the company will compensate China Southern Air Logistics for all losses suffered thereby.

(vi)	This Letter of Undertaking shall come into effect on the date of issuance and shall terminate when the following circumstances occur (whichever is earlier):

(a)	According to relevant regulations or rules, the company is no longer regarded as the de facto controller of China Southern Air Logistics; or

(b)	The shares of China Southern Air Logistics are delisted (except temporary suspension of trading in the shares of China Southern Air Logistics for any reason).”

LETTER FROM THE BOARD

In order to reduce and regulate the related party transactions after the Spin-off and Listing, China Southern Air Logistics has issued the Letter of Undertaking on Reducing and Regulating the Related Party Transactions as follows:

“(i)	The company guarantees independent operation and independent decision-making.

(ii)

The company will strictly follow the Company Law of the People’s Republic of China and other laws, regulations, rules, other normative documents and the relevant provisions of the company’s articles of association, implement a system of related directors and shareholders abstaining from voting when the board of directors and general meeting of the company vote on related party transactions involving the company’s controlling shareholder and other related parties.

(iii)

The company (including enterprises directly or indirectly controlled by the company, the same below) will try to avoid and reduce related party transactions with the company’s controlling shareholder and other related parties; for unavoidable related party transactions, the company will sign agreements with related parties in accordance with the law, and perform information disclosure obligations and appropriate approval procedures in accordance with relevant laws, regulations and the articles of association of the company, and enter into such transactions in the principle of equity, fairness, and equivalent consideration, instead of using them to adjust financial indicators and prejudice the interests of the company and its shareholders.

(iv)

The company will perform the related party transaction agreements signed with the company’s controlling shareholder and other related parties strictly and in good faith; the company will not seek or give any benefits or gains from or to the controlling shareholder and other related parties that exceed the provisions of these agreements.

(v)	The company ensures that it will not, in any way, provide guarantee for the controlling shareholder of the company and other related parties in violation of regulations.

(vi)

This Letter of Undertaking shall come into effect on the date of issuance and shall terminate when the shares of the company are delisted (except temporary suspension of trading in the shares of China Southern Air Logistics for any reason).”

LETTER FROM THE BOARD

Therefore, subsequent to the Spin-off, there is no related party transactions between the Company and China Southern Air Logistics which would affect the independence or be unfair to China Southern Air Logistics. The Spin-off and Listing of China Southern Air Logistics comply with the regulatory requirements of the CSRC and main board of the stock exchange regarding related party transactions.

3.	The listed company is independent of the proposed spun-off subsidiary with regard to the assets, financial and institutional aspects

The Company and China Southern Air Logistics have their own independent and complete operational assets with clear ownership. The Company and China Southern Air Logistics have established their respective independent finance department and a financial management system and conducted independent registration, accounts preparation, auditing and management on all of their assets. The structural organisation of China Southern Air Logistics is independent of its controlling shareholder and other related parties. both the Company and China Southern Air Logistics have their respective comprehensive functional departments, business departments and internal operation and management organisations, which exercise functions and powers independently, and there is no cross over of institutions between China Southern Air Logistics and the Company or other enterprises controlled by the Company. There is neither circumstances in which the Company embezzles or controls the assets of China Southern Air Logistics, nor the Company intervenes China Southern Air Logistics’s operation and management of its assets. The Company and China Southern Air Logistics will maintain asset, financial and institutional independence separately.

4.	There is no cross appointment of the senior management and financial personnel between the listed company and the proposed spun-off subsidiary

China Southern Air Logistics employs its own independent senior management and financial personnel who do not hold overlapping positions with the senior management and financial personnel of the Company.

5.	After the Spin-off and Listing, there are no other serious deficiencies in terms of independence between the listed company and proposed spun-off subsidiary

Each of the Company and China Southern Air Logistics has its own market-oriented capability to operate independently and corresponding business structure, and there are no other serious deficiencies in terms of independence.

In summary, except for some financial indicators required by the Rules on the Spin-off, the company’s situation is in compliance with the requirements of the Rules on the Spin-off and other laws and regulations, and there is no circumstance that would prejudice the interests of investors, and it is feasible for the Spin-off and Listing.

LETTER FROM THE BOARD

IV.

Resolution Regarding the Spin-off and Listing of the Company’s Subsidiary China Southern Air Logistics Company Limited on the Main Board of the Shanghai Stock Exchange which is Beneficial to the Safeguarding of the Legitimate Rights and Interests of Shareholders and Creditors

China Southern Air Logistics, a subsidiary of the Company, intended to conduct an initial public offering of RMB ordinary shares to the public and seek for listing on the main board of the SSE upon completion of the issuance. The Spin-off is beneficial to the safeguarding of the legitimate rights and interests of the company’s shareholders and creditors, with details as follows:

The Spin-off will help enhance the brand awareness and social influence of China Southern Air Logistics, strengthen and highlight its competitive position and advantages in the field of aviation integrated logistics services, maintain the vitality of business innovation, and enhance the profitability and comprehensive competitiveness of the business, so as to promote the sustainable and healthy development of China Southern Air Logistics.

It is expected that after the completion of the Spin-off, from the perspective of results improvement, the development of China Southern Air Logistics will be further accelerated, and its results growth will be simultaneously reflected in the overall results of the Company, which is beneficial to improving the overall profitability of the Company in the future; from the perspective of value discovery, the Spin-off will help fully release the intrinsic value of China Southern Air Logistics. the value of equity in China Southern Air Logistics held by the Company is expected to further increase, and the liquidity will also be significantly improved; from the perspective of structural optimization, the Spin-off will help China Southern Air Logistics further broaden its independent financing channels, improve the overall financing efficiency, and enhance its market competitiveness. In view of the above, the Spin-off will not have a material adverse impact on the interests of the Company’s shareholders (especially small and medium shareholders), creditors and other stakeholders, and will also have a positive impact in the long run.

In summary, the Spin-off is beneficial to the safeguarding of the legitimate rights and interests of shareholders and creditors.

V.	Resolution Regarding the Maintenance of Independence and Sustainable Operation Capability of the Company

China Southern Air Logistics, a subsidiary of the Company, intended to conduct an initial public offering of RMB ordinary shares to the public and seek for listing on the main board of the SSE. According to the requirements of the Rules on the Spin-off and other laws and regulations, combined with the actual situation of the Company and China Southern Air Logistics, the Company is able to maintain independence and sustainable operation capability after the Spin-off, with details as follows:

The Company’s main business is to operate domestic, international and regional business for air transportation of passenger, cargo, mail and luggage, aircraft maintenance, agency business among domestic and foreign airlines, etc. As of 31 December 2022, the Company is the airline with the most transport aircrafts, the most developed route network, and the largest annual passenger volume in the PRC.

LETTER FROM THE BOARD

The main business of China Southern Air Logistics includes air cargo transport business related to aviation logistics, modern warehousing services and comprehensive supply chain solutions business.

The Company and China Southern Air Logistics have their own independent and complete operational assets with clear ownership. They have established their respective independent finance department and a financial management system and conducted independent registration, accounts preparation, auditing and management on all of their assets. The structural organisation of China Southern Air Logistics is independent of its controlling shareholder and other related parties, both the Company and China Southern Air Logistics have their respective comprehensive functional departments, business departments and internal operation and management organisations, which exercise their functions and rights independently, and there is no cross over of institutions between China Southern Air Logistics and the Company and other enterprises controlled by the Company. There are neither circumstances in which the Company embezzles or controls the assets of China Southern Air Logistics, or the Company intervenes China Southern Air Logistics’s operation and management of its assets. The Company and China Southern Air Logistics will maintain asset, financial and institutional independence.

The Company and China Southern Air Logistics employ their own independent senior management and financial personnel, and there is no cross appointment of senior management and financial personnel.

Each of the Company and China Southern Air Logistics has its own market-oriented capability to operate independently and corresponding business structure, and there are no other serious deficiencies in terms of independence.

After the Spin-off, the Company and its other subsidiaries will continue to focus on developing businesses other than air cargo transport business, modern warehousing services and comprehensive supply chain solutions business, highlighting the Company’s advantages in air passenger transport and other main businesses, so as to further enhance the Company’s independence. The Spin-off will not affect the Company’s independence and sustainable operation capability.

VI.	Resolution Regarding the Capability of China Southern Air Logistics Company Limited to Implement Regulated Operation

China Southern Air Logistics, a subsidiary of the Company, intended to conduct an initial public offering of RMB ordinary shares to the public and seek for listing on the main board of the SSE. According to the requirements of the Rules on the Spin-off and other laws and regulations, combined with the actual situation of the Company and China Southern Air Logistics, China Southern Air Logistics has the capability to implement regulated operation after the Spin-off, with details as follows:

LETTER FROM THE BOARD

China Southern Air Logistics has completed the work of transforming to a joint stock company with limited liability, established and improved relevant systems and institutions such as general meetings, board of directors, supervisory committee, independent directors, and secretary to the board of directors in accordance with the law; China Southern Air Logistics has formulated internal management regulations such as the Articles of Association of China Southern Air Logistics Company Limited, the Rules of Procedure for General Meetings of China Southern Air Logistics Company Limited, the Rules of Procedure for Board of Directors of China Southern Air Logistics Company Limited, the Rules of Procedure for Supervisory Committee of China Southern Air Logistics Company Limited, the Management System for External Guarantees of China Southern Air Logistics Company Limited, the Management System for External Investment of China Southern Air Logistics Company Limited and the Management System for Connected Transactions of China Southern Air Logistics Company Limited, etc. in accordance with the requirements of laws, regulations and regulatory documents, such as the Company Law, the Guidelines on Amendment to Articles of Association of Listed Companies, the Rules For General Meetings of Listed Companies and the Code of Corporate Governance for Listed Companies etc., and is capable to implement regulated operation after the Spin-off.

VII.	Resolution Regarding the Explanation of the Completeness and Compliance Conforming to Statutory Procedures of the Spin-off and Listing and the Validity of Legal Documents Submitted

China Southern Air Logistics, a subsidiary of the Company, intended to conduct an initial public offering of RMB ordinary shares to the public and seek for listing on the main board of the SSE. Pursuant to the provisions of the relevant laws, regulations, regulatory documents such as the Company Law, the Securities Law, the Rules on the Spin-off, and the Articles of Association, the Company has made statements on the completeness and compliance with statutory procedures of the Spin-off and the validity of the legal documents submitted as follows:

The Company has performed necessary statutory procedures regarding the relevant matters of the Spin-off at the current stage in accordance with the provisions of the relevant laws, regulation and regulatory documents such as the Company Law, the Securities Law, the Rules on the Spin-off and the Articles of Association. The statutory procedures in respect of the Spin-off performed by the Company are complete and in compliance with the requirements of related laws, regulations, regulatory documents and the Articles of Association, and the legal documents submitted by the Company for the Spin-off are legal and valid.

Pursuant to provisions of relevant laws, regulations and regulatory documents, the Board and all Directors have made the following statements and warrant: the legal documents submitted for the Spin-off do not contain any false representation, misleading statement or material omission, and the Board and all Directors severally and jointly accept responsibility for the truthfulness, accuracy and completeness of the contents of the said documents.

VIII.	Resolution Regarding the Analysis on the Background and Objectives, Commercial Reasonableness, Necessity and Feasibility of the Spin-off and Listing

China Southern Air Logistics, a subsidiary of the Company, intended to conduct an initial public offering of RMB ordinary shares to the public and seek for listing on the main board of the SSE. Pursuant to the provisions of the relevant laws and regulations including the Rules on the Spin-off, the Company analysed the background, objectives, commercial reasonableness, necessity and feasibility of the Spin-off as follows:

LETTER FROM THE BOARD

(I)	Background and Objectives of the Spin-off and Listing

1.

The national policy encourages the development of aviation logistics, and the industry is ushering in a golden period of development. China Southern Air Logistics needs to enter the capital market as soon as possible to seize the opportunity of industry development

From a policy perspective, in recent years, the state has successively issued a number of support policies for the aviation logistics industry, which is ushering in a golden period of development. In March 2020, the State Council Executive Meeting pointed out that effective measures should be taken to improve China’s international air cargo transport capacity, which not only focuses on ensuring transportation and supply, supports the domestic economy, but also promotes the international competitiveness of China’s logistics industry. At the beginning of 2022, the Civil Aviation Administration issued the “14th Five-Year” Special Plan for the Development of Aviation Logistics, which requires to accelerate the structural reform of the supply side of aviation logistics, focus on strengthening services, guarantees and governance, and build a leading-scale, safe, reliable, intelligent, advanced, and high-quality and efficient aviation logistics system, expanding the innovation chain, extending the industrial chain, stabilizing the supply chain, and improving the value chain to provide strong support for the improvement of the modern circulation system and smooth double circulation, as well as the construction of a civil aviation power in an all-rounded way. The report of the 20th CPC National Congress further pointed out that it is necessary to adhere to high-quality development, enhance the endogenous power and reliability of the domestic circulation, increase the quality and level of the international circulation, focus on improving the resilience and safety of the industrial chain and supply chain, and accelerate the construction of a new development pattern of “dual circulation”. As an important part in the supply chain, accelerating the construction of China’s aviation logistics industry is of great significance to maintaining the security and stability of the national supply chain.

Under the above policy background, accelerating the listing of China Southern Air Logistics is conducive to grasping favorable policy opportunities for the development of China’s aviation logistics industry. China Southern Air Logistics can expand its capital strength and establish a capital operation platform through listing, realize a leap-forward development of the main aviation logistics business, and accelerate the construction of China’s independent, controllable and stable aviation logistics supply chain system. The capital market forces will help contribute the transformation of China Southern Air Logistics into a modern integrated logistics service provider with international competitiveness, and realize the “win-win” situation of national interests and corporate commercial interests.

2.

Promoting the listing of China Southern Air Logistics is beneficial to further improving its governance structure, increasing operating efficiency, implementing the requirements of deepening reform of state-owned enterprises, and pushing ahead high-quality development of enterprises

LETTER FROM THE BOARD

In 2018, China Southern Air Logistics was selected into the “Double Hundred Actions” comprehensive reform action of the SASAC of the State Council. In 2019, it was selected into the list of the fourth batch pilot enterprises of “mixed ownership reform in key areas” by the NDRC, becoming a key unit of CSAH to promote reform, and formulated a three-year action implementation plan for deepening reform, and solidly promoted the comprehensive reform of the “Double Hundred Actions”. At the end of 2020, China Southern Air Logistics introduced several strategic investors including Shanghai Yinnan Enterprise Management Partnership (Limited Partnership), Guoxin Shuangbai No. 1 (Hangzhou) Equity Investment Partnership (Limited Partnership), and Taicang Zhongding Yuanxiang Equity Investment Partnership (Limited Partnership). Driven by a series of positive reform measures, China Southern Air Logistics’s governance capabilities and operating level have been continuously improved, and it has been selected as a benchmark enterprise for state-owned enterprise reform by the SASAC and a model enterprise for corporate governance of state-owned enterprises by the SASAC, playing a demonstration role in the reform of state-owned enterprises.

On this basis, further promoting the A-share listing of China Southern Air Logistics will, leveraging on the capital market, further improve governance structure, increase operating efficiency, and accelerate high-quality development of China Southern Air Logistics. That would help implement the requirements of the reform of state-owned enterprises, carry out the reform to the end, accelerate realization of the goal of becoming a world-class enterprise, and create a modern logistics service provider with international competitiveness.

3.	Make full use of the capital market policy to improve development quality of the listed company

In October 2020, the State Council issued the “Opinions on Further Improving the Quality of Listed Companies”, which clearly stated that it will strengthen the construction of basic systems of the capital market, vigorously improve the development quality of listed companies, promote listed companies to become better and stronger, and improve the spin-off and listing system to stimulate market vitality. In January 2022, the CSRC officially issued the Rules on the Spin-off to further clarify and improve the conditions for the spin-off of listed companies. The Spin-off and Listing is conducive to the introduction of market-oriented capital to support the construction of the aviation logistics industry. It is an important measure for the listed company to respond to the call of domestic capital market policies, ride on the capital market to promote development of the real economy, and promote the listed company to become better, stronger, and have high-quality development. The Spin-off and Listing will also enable the value of high-quality assets of the listed company to be fully reflected in the capital market, help minority shareholders of the listed company obtain better returns on equity investment, and enjoy the long-term benefits brought about by the transformation and upgrading of logistics sector of the listed company.

(II)	Commercial rationality, necessity and feasibility of the Spin-off and Listing

LETTER FROM THE BOARD

1.	It is conducive to grasping the historical opportunity period of the industry and enhancing the comprehensive competitiveness of China Southern Air Logistics with the help of the capital market

With the transformation of China’s economic structure and the improvement of people’s living standards, the demand for aviation logistics has also increased significantly. However, due to the fact that the current competitiveness of Chinese aviation logistics companies in the international logistics market is still weaker than that of foreign competitors such as FedEx, UPS and DHL, a large number of domestic high-end and sophisticated goods and resources need to be carried by foreign logistics companies. Benefiting from the support of national policies, China’s aviation logistics industry has been in a golden window of rapid development in recent years. Eastern Air Logistics, the comparable company of China Southern Air Logistics, has completed the A-share listing in June 2021, and Air China Cargo has also submitted its listing application materials in December 2022. China Southern Air Logistics urgently needs to build convenient financing channels and a diversified governance structure by entering the capital market, make faster and better upstream and downstream layout and infrastructure investment, and form a service capability for the entire international supply chain. So that, it would help enhance the stability and resilience against risks of its own operating performance, effectively improve the competition pattern of the industry and win the initiative in the fierce international and domestic market competition.

2.

It is beneficial to relieving financial pressure of the Company, broadening the financing channels of China Southern Air Logistics, strengthening its capital investment in the field of freight logistics, and consolidating its leading advantages

As one of the leaders in China’s aviation logistics industry, China Southern Air Logistics needs to increase capital investment in the field of air logistics in order to seize the development opportunities of the industry, accelerate the transformation and upgrade of modern aviation logistics, and promote the construction of a civil aviation power in an all-rounded way. However as a result of force majeure such as the decline in demand in the aviation market in the previous period, the daily passenger transport business of the Company is facing operational difficulties and has endured greater financial pressure. Promoting the listing of China Southern Air Logistics will help expand financing channels, introduce market-oriented capital to support the construction of the aviation logistics industry, help relieve the pressure on capital expenditure of the Company in the event of force majeure in market demand and during the subsequent recovery period, and consolidate and further strengthen the leading advantages of China Southern Air Logistics in the industry. At the same time, it will also enhance the comprehensive competitiveness of overall aviation business presence of China Southern Airlines.

3.	It is conducive to reshaping the valuation system of the Company, realizing the preservation and appreciation of state-owned assets and the maximization of overall interests of all shareholders

LETTER FROM THE BOARD

The Spin-off and Listing is conducive to reshaping the valuation system of China Southern Airlines. When China Southern Air Logistics becomes a listed public company independent of China Southern Airlines, its continuous and independent public information disclosure can more clearly and completely show its business operation and development, which is beneficial for professional analysis on China Southern Air Logistics in the capital market, which in turn will help China Southern Air Logistics fully release its intrinsic value and obtain reasonable valuation and pricing. As the parent company, China Southern Airlines can reflect the value of its subsidiaries through the transmission of market information, thereby enhancing its own value, and can continue to benefit from the future growth of China Southern Air Logistics, which is conducive to the maintenance and appreciation of state-owned assets and the maximization of overall interests of all shareholders of China Southern Airlines.

4.

Promoting the listing of China Southern Air Logistics through spin-off is conducive to the continuous enjoyment of operating revenue by shareholders of the Company, and is more in line with the interests of the Company’s shareholders as a whole

From the perspective of listing path, the operating conditions and profitability of China Southern Air Logistics in recent years have been at the best level in history. Compared with the method of transferring the equity of China Southern Air Logistics to the CSAH system and then going public independently, the Company can still control China Southern Air Logistics by adopting the method of spin-off and listing, which is conducive to shareholders of the Company to harvest the operating and development achievements of China Southern Air Logistics, while further enjoying the long-term sustainable benefits brought about by its industrial transformation and upgrade and the release of capital market valuations, which is the best way to meet the interests of the Company’s shareholders as a whole.

5.	Conducive to focusing on core business, optimizing corporate governance and improving long-term incentive mechanism, so as to promote the high-quality development of China Southern Air Logistics

The spin-off and listing of China Southern Air Logistics is conducive to focusing on core businesses, strengthening professional operation standards, enhancing brand image, thus better promoting the transformation of China Southern Air Logistics into a modern integrated logistics service provider with international competitiveness. It is conducive to further optimizing corporate governance structure and operations mechanism, improving the internal management structure and system, and continuously enhancing the core competitiveness in the fierce market competition. It is conducive to the establishment of a long-term incentive mechanism, to achieve long-term effective incentives for technical, management, business, and technical backbones, to maintain the stability of core personnel and to further absorb talents, enhance team cohesion, stimulate internal vitality, and help the company’s long-term development. In addition, upon listing of China Southern Air Logistics, through actively fulfilling its information disclosure obligations, it will help continuously improve corporate governance, transparency, standardization and effectiveness of operations, thereby promoting the high-quality development of China Southern Air Logistics.

LETTER FROM THE BOARD

6.	The Spin-off is feasible

From the beginning of 2020 to the end of 2022, the demand of passenger travel has plummeted worldwide, and air passenger transportation has been significantly impacted. In response to relevant circumstances, the Company actively adjusted its business strategy in a timely manner. The Company downsized some flights, and adjusted its production and operation through various measures such as optimizing capacity allocation, reducing operating costs, and expanding other business revenue channels. Due to the force majeure, however, the Company’s operations have still been significantly impacted, resulting in losses. Except for some financial indicators required by the Rules on the Spin-off, the Company’s situation has complied with the requirements of the Rules on the Spin-off.

However, the adverse impact of the decline in market demand on the Company is short-term, and it is expected that such adverse impact on the Company’s operations will be gradually eliminated as market conditions gradually improve. With reference to the Company’s operating results from 2017 to 2019 that in 2017, 2018 and 2019, the Company achieved net profit attributable to the parent company after deducting non-recurring profit and loss of RMB5.212 billion, RMB2.342 billion and RMB1.951 billion, respectively. The Company’s freight and mail business revenue accounted for 7.26%, 7.10% and 6.34% of the main business revenue, respectively. China Southern Airlines has strong profitability at normal historical levels, and its freight and mail business is not the biggest contributor to the source of revenue and profit of China Southern Airlines.

IX.	Resolution Regarding the Authorisation by the General Meeting to the Board and its Authorised Persons to Deal with Matters Relating to the Spin-off and Listing

The Company intended to spin off its subsidiary China Southern Air Logistics for listing on the main board of the SSE. In order to promote matters relating to the Spin-off legally and efficiently and ensure smooth implementation of the Spin-off and Listing, the Company intends to propose to the general meeting to authorise the Board and its authorised persons, to handle the matters regarding the Spin-off at their full discretion, which include but not limited to the following:

(I)

The Board and its authorised persons are authorised to exercise, at their full discretion, shareholders’ rights in China Southern Air Logistics on behalf of the Company to make resolutions in relation to matters concerning the Spin-off, which shall be resolved at the general meeting of the Company (other than resolutions which must be resolved at a general meeting as required by laws and regulations).

(II)	The Board and its authorised persons are authorised to make adjustments and modifications to the matters and plans relating to the Spin-off based on the specific conditions.

LETTER FROM THE BOARD

(III)

The Board and its authorised persons are authorised to deal with, at their full discretion, relevant matters in respect of the Spin-off, including but not limited to the submission of relevant applications to relevant authorities including the Stock Exchange, the state-owned assets supervision and administration authorities, if required, the CSRC and the SSE, communication with the state-owned assets supervision and administration authorities and securities regulatory authorities in respect of matters relating to the Spin-off and Listing, as well as adjustments and modifications to the matters relating to the Spin-off and Listing in accordance with the requirements of the state-owned assets supervision and administration authorities and securities regulatory authorities, etc.

(IV)

The Board and its authorised persons are authorised to decide on other specific matters in connection with the Spin-off, including but not limited to the engagement of relevant intermediaries, execution, delivery and receipt of necessary agreements and legal documents and relevant information disclosure in accordance with applicable regulatory rules.

The abovementioned authorisation is valid for 24 months, from the date of this proposed resolution being considered and approved at the general meeting of the Company.

Shareholders and potential investors of the Company should be aware that the Spin-off and Listing is subject to, among other things, the approval of relevant authorities (including but not limited to the CSRC, the SSE and the Stock Exchange) and shareholders of the Company and China Southern Air Logistics. Accordingly, there is no assurance that the Spin-off and Listing will be implemented or when it will be implemented or completed. Shareholders and potential investors of the Company are advised to exercise caution when dealing in the securities of the Company.

THE COMPANY’S UNRECOVERED LOSSES AMOUNTING TO ONE-THIRD OF THE TOTAL PAID-UP SHARE CAPITAL

According to the audit report issued by KPMG Huazhen, the amount of uncovered losses in the Company’s consolidated statements as at 31 December 2022 has exceeded one-third of the total paid-up share capital, details of which are set out as follows:

(I)	Overview

According to the audit report issued by KPMG Huazhen, the amount of uncovered losses in the Company’s consolidated statement as at 31 December 2022 was RMB32.679 billion, while the Company’s paid-up share capital was RMB18.121 billion, and accordingly the amount of uncovered losses has exceeded one-third of the total paid-up share capital. In accordance with the Company Law and the Articles of Association of China Southern Airlines Company Limited, the Company’s uncovered losses amounted to one-third of the total paid-up share capital, which shall be subject to consideration at the general meeting of the Company.

LETTER FROM THE BOARD

(II)	Major Reasons for the Uncovered Losses

In 2022, given the severe and complex business situations in the domestic civil aviation industry, the Company’s passenger capacity (measured by available seat kilometers) and revenue passenger kilometers decreased by 28.1% and 33.0% respectively, as compared with the same period last year, and decreased by 55.3% and 64.2% respectively, as compared with 2019. In the face of such extreme difficulties and severe challenges, the Company has insisted on joint efforts of long-term strategies and short-term strategies to actively cope with negative impacts by making every effort to generate revenue, reduce costs and revitalize resources. However, as affected by multiple factors, the operating results of the Company in 2022 continued to suffer loss, with a net loss attributable to shareholders of the Company of RMB32.682 billion and accumulated uncovered losses amounting to RMB32.679 billion.

(III)	Countermeasures

Facing the complex and volatile external situations, the Board and management of the Company will closely monitor policy and market changes, respond quickly to changes, overcome difficulties and challenges with dedicated efforts, and strive for better operating results through the following measures:

1.

Improve the flexibility of response in the passenger transport market. Adhere to the maximization of the total marginal contribution by arranging flights as much as possible in case of a marginal profit, and persist in expanding network, enhancing sales and optimizing frequently. Seize the opportunity of market recovery to control the freight rate, vigorously improve operation capabilities in the international market, and improve the quality of passenger transport revenue.

2.

Stabilize the basics of freight forwarding. Keep up with the rapid recovery of passenger flights, and strengthen marketing activities, customer base, product system and industrial chain integration, so as to accelerate the improvement of core competitiveness.

3.

Consolidate the cost-efficient advantage. Establish a cost management responsibility system, promote cost management benchmarking projects, and strengthen the management and control of strategic costs, major costs and special costs. Continue to advance projects that benefit from creative ideas and stimulate the value creation vitality of all employees.

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The Board convened the thirteen meeting of the ninth session of the Board on 28 March 2023 and approved, among others, the resolutions in relation to the Proposed Amendments.

The Proposed Amendments are made pursuant to the following reasons:

(I)	It is proposed to amend the provisions on the number of directors in the Articles of Association.

LETTER FROM THE BOARD

(II)

It is proposed to delete the “general aviation services” from the scope of business of the Company, and to standardize the expression of scope of business in the Articles of Association in accordance with relevant provisions of the business registration.

The details of the Proposed Amendments are as follows:

No.	Existing Articles	Proposed Amendments
Article 19	The business activities of the Company shall fall within the scope of operation approved by relevant competent authorities. The scope of business of the Company covers: (1) provision of scheduled and non-scheduled domestic, regional and international air transportation services for passengers, cargo, mail and luggage; (2) undertaking general aviation services; (3) provision of aircraft repair and maintenance services; (4) acting as agent for other domestic and international airlines; (5) provision of air catering services; (6) engaging in other airline or airline related business, (limited to insurance agency business personal accident insurance); (7) provision of airline ground services; (8) aviation training; (9) asset leasing services; (10) project management and technical consultancy services; (11) sales of aviation equipment; (12) travel agency business; (13) merchandise retail and wholesale; (14) health and medical examination services; (15) internet retail; (16) internet life service platform (including internet travel platform, internet accommodation platform, internet retail platform, etc.); (17) concurrent- business insurance agent services: property insurance, health insurance, life insurance; (18) trade agency; (19) professional design services; (20) telecom value-added services; (21) internet advertising services; (22) other advertising services; (23) internet data services; (24) internet information services; (25) information system integration services; (26) internet of things technical services; (27) economic and business consulting services; (28) information technology consulting services; (29) other professional consulting and investigations; all subject to approval by company registration authorities.	The business activities of the Company shall fall within the scope of operation approved by relevant competent authorities. The scope of business of the Company covers: ~~(1)~~ provision of scheduled and non-scheduled domestic, regional and international air transportation services for passengers, cargo, mail and luggage; ~~(2) undertaking general aviation services; (3)~~ provision of aircraft repair and maintenance services; ~~(4)~~ acting as agent for other domestic and international airlines; ~~(5)~~ provision of air catering services (only for branch operations); ~~(6) engaging in other airline or airlinerelated business, (limited to insurance agency business personal accident insurance); (7)~~ provision of airline ground ~~services~~ business; ~~(8)~~ civil aviation type training (limited to branch offices operating with licenses); ~~(9)~~ asset leasing services; ~~(10)~~ project management and technical consultancy services; ~~(11)~~ sales of aviation equipment; ~~(12)~~ travel agency business; ~~(13)~~ merchandise retail and wholesale; ~~(14)~~ health and medical examination services; ~~(15)~~ internet retail (except for the sale of goods that require a license); ~~(16) internet life service platform (including internet travel platform, internet accommodation platform, internet retail platform, etc.); (17)~~ concurrent-business insurance agent services: ~~property insurance, health insurance, life insurance; (18)~~ domestic trade agency; ~~(19)~~ professional design services; ~~(20)~~ category I telecom value-added services; category II telecom value-added services; advertising production; advertising; advertising design and agency; ~~(21) internet advertising services; (22) other advertising services; (23)~~ internet data services; ~~(24)~~ internet information services; ~~(25)~~ information system integration services; ~~(26)~~ internet of things technical services; ~~(27)~~ social economic ~~and business~~ consulting services; ~~(28)~~ information technology consulting services; information consulting services (Excluding licensing information consulting services). (Projects that require approval according to law can only be operated with the approval of relevant departments.) ~~(29) other professional consulting and investigations; all subject to approval by company registration authorities.~~

LETTER FROM THE BOARD

No.	Existing Articles	Proposed Amendments
Article 161	The Company shall have a Board of Directors which is responsible to the shareholders’ general meetings. The Board of Directors shall comprise seven to eleven members, one of whom shall be the chairman and one of whom shall be vice-chairman. The chairman and the vice chairman shall be elected with the approval of more than half of all the directors. A director shall not be required to hold any shares of the Company	The Company shall have a Board of Directors which is responsible to the shareholders’ general meetings. The Board of Directors shall comprise five ~~seven~~ to eleven members, one of whom shall be the chairman and one of whom shall be vice-chairman. The chairman and the vice chairman shall be elected with the approval of more than half of all the directors. A director shall not be required to hold any shares of the Company

Except for the clause as stated above, other clauses in the Articles of Association remain unchanged. The Proposed Amendments are subject to the approval of the Shareholders by way of a special resolution at a general meeting, and the obtaining of any approval, endorsement or registration (as applicable) from or with the relevant government authorities in the PRC.

EGM

The EGM will be held to consider and, if thought fit, approve matters related to the Spin-off and Listing, the Company’s unrecovered losses amounting to one-third of the total paid-up share capital and the Proposed Amendments. The EGM will be held at No. 3301 Conference Room, 33/F, China Southern Air Building, No. 68 Qixin Road, Baiyun District, Guangzhou, Guangdong Province, PRC at 9:00 a.m. on Friday, 19 May 2023.

The notice of the EGM is set out on pages EGM-1 to EGM-3 of this circular and is also published on the website of the Stock Exchange (http://www.hkexnews.hk) and the website of the Company (http:// www.csair.com).

Whether or not you intend to be present at the EGM or any adjournment thereof, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return the same to the Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong (for holders of H Shares) or the principal office of the Company in the PRC at No. 68 Qixin Road, Baiyun District, Guangzhou, Guangdong Province, PRC 510403 (for holders of A Shares), by no later than 24 hours before the time fixed for holding the EGM or any adjournment thereof. Completion and delivery of the form of proxy will not prevent you from attending and voting at the EGM or any adjournment thereof if you so wish.

LETTER FROM THE BOARD

Pursuant to Rule 13.39(4) of the Listing Rules and the Articles of Association, any vote of the Shareholders at the EGM must be taken by poll.

RECOMMENDATION

The Directors consider that that all of the abovementioned resolutions in relation to the Spin-off, Listing and the Company’s unrecovered losses amounting to one-third of the total paid-up share capital and the Proposed Amendments are in the best interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend that Shareholders to vote in favour of the abovementioned resolutions to be proposed at the EGM.

Yours faithfully, By Order of the Board
Chairman
Ma Xu Lun

NOTICE OF THE EGM

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the first extraordinary general meeting of 2023 (the “EGM”) of China Southern Airlines Company Limited (the “Company”) or any adjournment thereof will be held at No. 3301 Conference Room, 33/F, China Southern Air Building, No. 68 Qixin Road, Baiyun District, Guangzhou, Guangdong Province, the PRC at 9:00 a.m. on Friday, 19 May 2023 for the following purposes:

AS SPECIAL RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as special resolutions:

1.	Resolution Regarding the Plan on the Spin-off and Listing of the Company’s Subsidiary China Southern Air Logistics Company Limited on the Main Board of the Shanghai Stock Exchange.

2.	Resolution Regarding the Proposal on the Spin-off and Listing of the Company’s Subsidiary China Southern Air Logistics Company Limited on the Main Board of the Shanghai Stock Exchange.

3.

Resolution Regarding the Explanation of Compliance of the Spin-off and Listing of the Company’s Subsidiary China Southern Air Logistics Company Limited on the Main Board of the Shanghai Stock Exchange with the Requirements of Relevant Laws and Regulations.

4.

Resolution Regarding the Spin-off and Listing of the Company’s Subsidiary China Southern Air Logistics Company Limited on the Main Board of the Shanghai Stock Exchange which is Beneficial to the Safeguarding of the Legitimate Rights and Interests of Shareholders and Creditors.

5.	Resolution Regarding the Maintenance of Independence and Sustainable Operation Capability of the Company.

6.	Resolution Regarding the Capability of China Southern Air Logistics Company Limited to Implement Regulated Operation.

7.	Resolution Regarding the Explanation of the Completeness and Compliance Conforming to Statutory Procedures of the Spin-off and Listing and the Validity of Legal Documents Submitted.

8.	Resolution Regarding the Analysis on the Background and Objectives, Commercial Reasonableness, Necessity and Feasibility of the Spin-off and Listing.

9.	Resolution Regarding the Authorisation by the General Meeting to the Board and its Authorised Persons to Deal with Matters Relating to the Spin-off and Listing.

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NOTICE OF THE EGM

AS ORDINARY RESOLUTION

To consider and, if thought fit, approve the following resolution as an ordinary resolution:

10.	Resolution Regarding the Unrecovered Losses Amounting to One-third of the Total Paid-up Share Capital.

AS SPECIAL RESOLUTION

To consider and, if thought fit, approve the following resolution as a special resolution:

11.	Resolution Regarding the Proposed Amendments to the Articles of Association.

By order of the Board
China Southern Airlines Company Limited Chen Wei Hua and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

4 April 2023

As at the date of this circular, the Directors include Ma Xu Lun, Han Wen Sheng and Luo Lai Jun as executive Directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Cai Hong Ping as independent non-executive Directors.

Notes:

1.	Persons who are entitled to attend the EGM

a.

Holders of H Shares and A Shares whose names appear on the register of holders of H Shares and register of holders of A Shares of the Company, respectively, on Wednesday, 19 April 2023 (“Eligible Shareholders”) or their representatives are entitled to attend the EGM after completion of the required registration procedures in accordance with Note 2 “Registration procedures for attending the EGM”. Holders of A Shares shall receive a notice separately.

b.	The Directors, Supervisors and senior management of the Company.

c.	Representatives of the professional advisers hired by the Company and special guests invited by the Board.

2.	Registration procedures for attending the EGM

a.

Eligible Shareholders who intend to attend the EGM either in person or by proxy must deliver to the Company on or before Friday, 28 April 2023, in person or by post at the registration address of the Company, or by fax at (+86) 20-8665 9040, the reply slip(s), which is attached to the notice of the EGM as Attachment A.

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NOTICE OF THE EGM

b.

When attending the EGM, individual Eligible Shareholder or his/her proxy shall bring along his/her identity card. The legal representative of a corporate Eligible Shareholder attending the EGM shall bring along his/her identity card, together with a notarised copy of the resolution or power of attorney issued by the board of directors or other governing body of the corporate Eligible Shareholder to appoint such legal representative to attend the meeting.

c.

Holders of H Shares who intend to attend the EGM must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited, the Company’s registrar of H Shares, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, at or before 4:30 p.m. on Tuesday, 18 April 2023.

d.	The register of holders of H Shares will be closed from 19 April 2023 to 19 May 2023 (both days inclusive), during which period no transfer of H Shares will be registered.

3.	Proxies

a.

An Eligible Shareholder has the right to appoint one or more proxies to attend the EGM and vote on his/her behalf. A proxy does not need to be a Shareholder. A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll.

b.

A proxy must be appointed by an Eligible Shareholder or his/her attorney by way of a form of proxy for the EGM, which is attached to the notice of EGM as Attachment B. If the proxy is appointed by the attorney of an Eligible Shareholder, the power of attorney or other authorisation document(s) authorising such attorney to appoint the proxy must be notarised.

c.

To be valid, for holders of A Shares, the notarised power of attorney or other authorisation document(s), together with the completed form of proxy for the EGM must be delivered to the registered address of the Company by no later than 24 hours before the time appointed for the holding of the EGM. To be valid, for holders of H Shares, the notarised power of attorney or other authorisation document(s), together with the completed form of proxy for the EGM, must be lodged with Hong Kong Registrars Limited within the same period of time.

4.	Miscellaneous

a.	The EGM are expected to last for not more than one day. Eligible Shareholders (or their proxies) who attend the meeting shall bear their own travelling and accommodation expenses.

b.	The address of the headquarter of the Company is:

China Southern Airlines Building,

No. 68 Qixin Road, Baiyun District,

Guangzhou (Postcode 510403)

Telephone No.: (+86) 20-8611 2480

Facsimile No.: (+86) 20-8665 9040

Website: www.csair.com

Contact person: Mr. Wu

c.	Pursuant to rule 13.39(4) of the Listing Rules, any vote of the shareholders at a general meeting must be taken by poll. Therefore, all resolutions proposed at the EGM shall be voted by poll.

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